Exhibit 4.6

LICENSE AGREEMENT

BETWEEN:

THE UNIVERSITY OF MANITOBA

AND

SANOMUNE INC.

This Agreement is between the University of Manitoba ("UM"), a non-profit institution whose address is 202 Administration Building, Winnipeg, Manitoba, R3T 2N2, Canada and Sanomune Inc. having a principal place of business located at 7-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6, Canada (hereinafter referred to as "LICENSEE").

RECITALS:

Whereas:

A. UM owns certain Patent Rights and Technology Rights.

B. UM desires to have the Licensed Subject Matter developed and used for the benefit of LICENSEE, Inventor, the UM and the public.

C. LICENSEE wishes to obtain a license from UM to practice Licensed Subject Matter.

NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the parties agree as follows:

ARTICLE 1 - EFFECTIVE DATE

This Agreement is effective October 1, 2005 (the "Effective Date").

ARTICLE 2 - DEFINITIONS

As used in this Agreement, the following terms have the meanings indicated:

2.1

"Affiliate" means any business entity more than fifty (50%) percent owned by LICENSEE, any business entity which owns more than fifty (50%) percent of LICENSEE, or any business entity that is more than fifty (50%) percent owned by a business entity that owns more than fifty (50%) percent of LICENSEE.

2.2	"FDA" means United States Food and Drug Administration.

2.3	"Inventors" means Edris Sabbadini, Eva Nagy and Istvan Berczi.

Sanomune Inc.	Page I	12/212005

2.4	"License" means the license granted by UM to the LICENSEE pursuant to Article 3 herein.

2.5	"Licensed Field" means the practice of the Licensed Subject Matter as it relates to human health.

2.6	"Licensed Product" means any product or service which is covered by or is produced using Licensed Subject Matter pursuant to this Agreement.

2.7	"Licensed Subject Matter" means inventions, discoveries and processes covered by Patent Rights and/or Technology Rights within the Licensed Field.

2.8

"Net Sales" means the gross revenues received by LICENSEE, Affiliate, and/or any sublicensee from the Sale of Licensed Product less sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation prepaid or allowed, and amounts allowed or credited due to returns (not to exceed the original billing or invoice amount).

2.9

"Patent Rights" means UM'S rights in information or discoveries covered in patents and/or patent applications listed in the attached Exhibit 1, and all divisionals, continuations, and letters patent that issue thereon and reissues, reexaminations or extensions thereof, and any correspondi ng foreign patents and patent applications.

2.10	"Sale, Sell, or Sold'' mean the transfer or disposition of a Licensed Product for value to a party other than LICENSEE.

2.11	"Technology" means the Patent Rights in exhibit 1.

2.12

"Technology Rights" means UM'S rights in technical information, know- how, processes, procedures, compositions, devices, methods, formulas, protocols, techniques, software, designs, drawings or data created by the Inventors at UM before the Effective Date of this Agreement and relating to therapeutic uses of glandular kallikrein in humans which are not covered by Patent Rights but which are necessary for practicing the PatentRights.

2.13	"Territory" means the world.

Sanornune Inc.	Page 2	12/2/2005

ARTICLE3-LICENSE

3.1

UM hereby grants to LICENSEE a royalty-bearing, exclusive license to Licensed Subject Matter to manufacture, have manufactured, use and/or Sell Licensed Product within the Territory for use within Licensed Field. This grant is subject to the payment by LICENSEE to UM of all consideration as provided herein, and is further subject to rights retained by UM to:

a.

publish the general scientific findings from research related to Licensed Subject Matter subject to the terms of Article 12, and to publish or disclose the results arising from any research in relation to the Technology. UM will provide a copy of any such proposed publication or disclosure to LICENSEE for review at least thirty (30) days before submission or disclosure. Upon receipt of such notification from UM, LICENSEE will have twenty (20) days to request the UM to delay publication up to sixty (60) days to enable LICENSEE to secure intellectual property protection of any possible inventions that would be disclosed or published.

b.	use Licensed Subject Matter for research, teaching and other educational-relatedpurposes; and

c.	transfer Licensed Subject Matter to academic or research institutions for non-commercial research use subject to prior notification and approval of LICENSEE, not to be unreasonably withheld.

3.2

LICENSEE may extend the License granted herein to any Affiliate if the Affiliate consents in writing to be bound by this Agreement to the same extent as LICENSEE. LICENSEE must deliver to UM a true and accurate copy of such written agreement, and any modification or termination thereof, within thirty (30) days after execution, modification or termination.

3.3

LICENSEE may grant sublicenses consistent with this Agreement if LICENSEE is responsible for the operations of its sublicensees relevant to this Agreement as if the operations were carried out by LICENSEE, including the payment of royalties whether or not paid to LICENSEE by a sublicensee. LICENSEE must deliver to UM a true and correct copy of each sublicense granted by LICENSEE, and any modification or termination thereof, within thirty (30) days after execution, modification, or termination. If this Agreement is earlier terminated, UM agrees to accept as successors to LICENSEE existing sublicensees in good standing at the date of termination, provided that the sublicensees consent in writing to be bound by all the terms and conditions of this Agreement.

Sanomune Inc.	Page 3	12/2/2005

ARTICLE 4 - PAYMENTS AND REPORTS

4.1	In consideration of rights granted by UM to LICENSEE under this Agreement, LICENSEE will pay UM the following:

a.	a non-refundable license documentation fee in the amount of twenty thousand ($20,000) dollars, due and payable within ninety (90) days of LICENSEE'S receipt of a fully executed Agreement from UM;

b.	an annual license reissue fee in the amount of twenty five ($25) dollars, due and payable on each anniversary of the EFFECTIVE DATE beginning on the first anniversary;

c.

a minimum yearly royalty of twenty thousand ($20,000) dollars due and payable on each anniversary of the Effective Date of this Agreement, commencing on the fourth anniversary and creditable against royalties due under 4.1 (d) and 4.1(f) for that year;

d.	a running royalty equal to three (3%) percent of Net Sales of Licensed Product made, made for, used or Sold by LICENSEE and/or Affiliates;

e.	a milestone fee of one hundred thousand ($100,000) dollars upon filing of a new drug application to the FDA, due and payable within thirty (30) days of this milestone event for a Licensed Product;

f.

a sublicense fee of a percentage of all consideration, other than royalties on Net Sales and research and development money, received by LICENSEE from either (i) any sublicensee pursuant to Paragraph 3.3 above, or (ii) any assignee pursuant to Article 8 below, including but not limited to, up-front payments, marketing, distribution, franchise, option, license, or documentation fees, bonus and milestone payments equal to:

(i) Thirty (30%) percent of such consideration if the sub- license occurs on or before the thirtieth month (30th) after the Effective Date; or

(ii) Fifteen (15%) of such consideration if the sub-license occurs after the thirtieth month (30th) after the Effective Date within thirty (30) days of LICENSEE'S receipt of any such consideration; and

Sanomune Inc.	Page 4	121212005

g.	a sublicense royalty on Net Sales by either (i) any sublicensee pursuant to paragraph 3.3 above, or (ii) any assignee pursuant to Article 8 below in the amount of:

(i). Three (3%) percent of Net Sales if such sublicensee or assignee is required to pay LICENSEE a royalty payment of ten (10%) percent or greater of Net Sales; or

(ii). Two (2%) percent of Net Sales if such sublicensee or assignee is required to pay LICENSEE a royalty payment of less than ten (10%) percent of Net Sales.

h.

Notwithstanding Article 4.1(g) of this Agreement, in the event that LICENSEE or sub-licensee licenses-in another royalty bearing technology for any disease condition other than Rheumatoid Arthritis, which is included in the Licensed Product and the aggregate royalty payable on the Licensed Product by the LICENSEE to all parties is greater than three and a half percent (3.5%) of Net Sales, then LICENSEE may reduce the royalty payable to UM pursuant to Article 4.1(g) herein to:

(i) Two (2%) percent of Net Sales if such sublicensee or assignee is required to pay LICENSEE a royalty payment of ten (10%) percent or greater of Net Sales; or

(ii) One (1%) percent of Net Sales if such sublicensee or assignee is required to pay LICENSEE a royalty payment of ten (10%) percent or less of Net Sales

4.2	In the event of late payments to UM due under Article 4, a penalty of ten (10%) percent of the amount due will be assessed and due additionally from LICENSEE for each such late payment.

4.3

During the term of this Agreement and for one (1) year thereafter, LICENSEE agrees to keep complete and accurate records of its and its sublicensees' Sales and Net Sales under the License granted in this Agreement in sufficient detail to enable the royalties payable hereunder to be determined. LICENSEE agrees to permit UM or its representative Ernst and Young chartered accountants. , at UM'S expense and with fourteen (14) days written notice, to periodically examine its books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement. If the amounts due to UM are determined to have been underpaid by ten (10%) percent or greater, LICENSEE will pay the cost of the examination and all overdue amounts with accrued interest as per Article 4.2.

Sanomune Inc.	Page 5	12/2/2005

4.4

Within thirty (30) days after March 31, June 30, September 30, and December 31 of each year of the valid term of this AGREEMENT, beginning immediately after the first Sale or offer for Sale, LICENSEE must deliver to UM a true and accurate written report, even if no payments are due, to UM giving the particulars of the business conducted by LICENSEE and its sublicensee(s), if any exist, during the preceding three (3) calendar months under this Agreement as are pertinent to calculating payments hereunder, including the quantities of Licensed Product that it has produced, total Sales, and the calculation of royalties thereon. Such reports will be on a per-country and per-product basis and presented substantially in the form as shown in Exhibit 2. Simultaneously with the delivery of each report, LICENSEE must pay to UM the amount due, if any, for the period of each report.

4.5

On or before each anniversary of the Effective Date, irrespective of having a first Sale or offer for Sale, LICENSEE must deliver to UM a written progress report as to LICENSEE'S (and any sublicensee's) efforts and accomplishments during the preceding year in diligently commercializing Licensed Subject Matter and LICENSEE'S (and sublicensee's) commercialization plans for the upcoming year.

4.6

All amounts payable here by LICENSEE must be paid in Canadian dollars without deductions for taxes, assessments, fees, or charges of any kind. Royalties accruing on SALES in countries other than Canada must be paid in Canadian dollars in amounts based on the rate of exchange as quoted by the Canadian Imperial Bank of Commerce as of the last business day of the reporting period or upon which the payment is due.

4.7	All payments must be payable to the University of Manitoba and sent to the address listed in Paragraph 15.2.

ARTICLE 5 - COMMON STOCK: EQUITY OWNERSHIP

5.1

In consideration of the License granted to the LICENSEE by the UM in this Agreement, LICENSEE will, upon execution of this Agreement, issue a number of fully-paid, non-assessable shares of its common stock equaling five (5%) percent of all shares of its common stock.

5.2	The UM equity position is not to be diluted until after the LICENSEE has raised at least an accumulated total of seven hundred and fifty thousand ($750,000) dollars in equity.

ARTICLE 6 - TERM AND TERMINATION

6.1

The term of this Agreement is from the Effective Date to the full end of the term or terms of the Patent Rights or, if only Technology Rights are licensed and no Patent Rights are applicable, then for a period of twenty (20) years.

Sanomune Inc.	Page 6	121212005

6.2

Any time after ten (10) years from the Effective Date, UM has the right to terminate this License in any national political jurisdiction within the Territory if LICENSEE, within ninety (90) days after receiving written notice from UM of the intended termination, fails to provide written evidence satisfactory to UM that LICENSEE or its sublicensee(s) has:

a.	Sales in such jurisdiction; or

b.

an effective, ongoing and active research, development, manufacturing, marketing or sales program as appropriate, directed toward obtaining regulatory approval, and/or production and/or Sales in any jurisdiction in accordance with LICENSEE'S business, legal, medical and scientific judgment and LICENSEE'S normal practices and procedures for products having similar technical and commercial potential.

6.3	This Agreement will earlier terminate:

a.

automatically if LICENSEE becomes bankrupt, insolvent and/or if the business of LICENSEE is placed in the hands of a receiver, assignee, or trustee, whether by voluntary act of LICENSEE or otherwise; or

b.

upon thirty (30) days written notice from UM to LICENSEE if LICENSEE breaches or defaults on its obligation to make payments (if any are due) or reports, in accordance with the terms of Article 4 hereunder, unless, before the end of the thirty (30) day period, LICENSEE has cured the breach or default and so notifies UM, stating the manner of the cure; or

c.

upon ninety (90) days written notice from UM to LICENSEE for any breaches or defaults on any other obligation under this AGREEMENT, unless, before the end of the ninety (90) day period, LICENSEE has cured the breach or default and so notifies UM, stating the manner of the cure; or

d.	upon ninety (90) days written notice from LICENSEE to UM subject to Article 6.4.

e.	at any time by mutual written agreement between LICENSEE, and UM, subject to any terms herein which survive termination; or

f.	under the provisions of Paragraph 6.2 if invoked.

Sanomune Inc.	Page 7	12/2/2005

6.4	If this Agreement is terminated for any cause:

a.	nothing herein will be construed to release either party of any obligation matured prior to the effective date of the termination;

b.

after the effective date of the termination, LICENSEE will provide UM with a written inventory of all Licensed Product in process of manufacture, in use or in stock. LICENSEE may Sell any such Licensed Product within the ninety (90) day period following such termination if it pays earned royalties thereon, and any other amount due pursuant to the terms of Article 4; and

c.	LICENSEE will be bound by the provisions of Articles 10 (Indemnification and Insurance), 11 (Use of Name), and 12 (Confidential Information) of this Agreement.

ARTICLE 7 - INFRINGEMENT BY THIRD PARTIES

7.1

LICENSEE, at its expense, must enforce Patent Rights against infringement in the Licensed Field by third parties and is entitled to retain recovery from such enforcement. Any recovery for damages and/or a reasonable royalty in lieu thereof will be considered Net Sales and subject to royalty payments pursuant to Paragraphs 4.1(d) and 4.1(f). If LICENSEE does not file suit against a substantial infringer of Patent Rights within six (6) months of knowledge thereof, then UM may enforce Patent Rights on behalf of itself and LICENSEE, UM retaining all recoveries from such enforcement and/or reducing the License granted hereunder to non-exclusive.

7.2

In any infringement suit or dispute, the parties agree to cooperate fully with each other. At the request and expense of the party bringing suit, the other party will permit access to all relevant personnel, records, papers, information, samples, specimens, etc., during regular business hours.

ARTICLE 8 - ASSIGNMENT

8.1	LICENSEE may not assign this Agreement without the prior written consent of UM, which will not be unreasonably withheld, delayed or conditioned.

ARTICLE 9 - PATENT MARKING

9.1

LICENSEE must permanently and legibly mark all products, packaging and documentation manufactured or Sold by it under this Agreement with a patent notice as may be permitted or required under Title 35, United States Code.

Sanomune Inc.	Page 8	12/2/2005

ARTICLE 10 - INDEMNIFICATION AND INSUR ANCE

10.1

LICENSEE agrees to hold harmless and indemnify UM, its employees, representatives or agents, and the Inventors from and against any claims, demands, or causes of action whatsoever, including without limitation those arising on account of any injury or death of persons or damage to property caused by, or arising out of, or resulting from, the exercise or practice of the License granted hereunder by LICENSEE, sublicensees, its Affiliates or their officers, employees, agents or representatives.

10.2

In no event will UM be liable for any indirect, special, consequential or punitive damages (including, without limitation, damages for loss of profits or expected savings or other economic losses, or for injury to persons or property) arising out of or in connection with this Agreement or its subject matter, regardless of whether UM knows or should know of the possibility of such damages. UM'S aggregate liability for all damages of any kind relating to this Agreement or its subject matter will not exceed the amounts paid by LICENSEE to UM under this Agreement during the one (1) year period preceding the date of the event which gave rise to the liability. The foregoing exclusions and limitations will apply to all claims and actions of any kind, whether based on contract, tort (including, but not limited to, negligence), or any other grounds.

10.3

Beginning at the time when any Licensed Product is being distributed or Sold (including for the purpose of obtaining regulatory approvals) by LICENSEE or by a sublicensee, LICENSEE will, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate, and have the UM, its officers, employees and agents named as additional insureds. Such commercial general liability insurance will provide (a) product liability coverage; (b) broad form contractual liability coverage for LICENSEE'S indemnification under this Agreement; and (c) coverage for litigation costs. The minimum amounts of insurance coverage required will not be construed to create a limit of LICENSEE'S liability with respect to its indemnification under this Agreement.

10.4

LICENSEE will provide UM with written evidence of such insurance upon UM'S request. LICENSEE will provide UM with written notice of at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance.

10.5

LICENSEE will maintain such commercial general liability insurance beyond the expiration or termination of this AGREEMENT during (a) the period that any Licensed Product developed pursuant to this Agreement is being commercially distributed or Sold by LICENSEE or by a sublicensee or agent of LICENSEE; and (b) the five (5) year period immediately after such period.

Sanomune Inc.	Page 9	12/2/2005

ARTICLE 11 - USE OF NAME

11.1

LICENSEE may not use the name of UM, or Inventors without express written consent from UM except as required by governmental law, rule or regulation. Consent should be requested in writing at least five (5) business days in advance and sent to:

The University of Manitoba
Room202 Administration Building
Winnipeg, Manitoba, R3T 2N2
Fax number (204) 261-1318
Attention: Vice President Administration

ARTICLE 12 - CONFIDENTIAL INFORMATION

12.1

The parties agree that all information forwarded to one by the other for the purposes of this Agreement and marked "confidential" ("Confidential Information"): (a) is to be received in strict confidence, (b) is to be used only for the purposes of this Agreement, and (c) is not to be disclosed by the recipient party, its agents or employees without the prior written consent of the other party, except to the extent that the recipient party can establish competent written proof that such information:

a.	was in the public domain at the time of disclosure;

b.	later became part of the public domain through no act or omission of the recipient party, its employees, agents, successors or assigns;

c.	was lawfully disclosed to the recipient party by a third party having the right to disclose it;

d.	was already known by the recipient party at the time of disclosure; or

e.	was independently developed by the recipient and without reference to information forwarded by the disclosing party.

12.2

Notwithstanding any other provision of this Agreement, disclosure of Confidential Information shall not be precluded if such disclosure is in response to a valid order of any governmental agency, court or other quasi-judicial or regulatory body of competent jurisdiction, provided however, that the responding party shall, as promptly and as reasonably possible, give notice to the other party of the requirement so that the other party may contest the requirement to provide such Confidential Information.

Sanomune Inc.	Page 10	12/2/2005

12.3	Information shall not be deemed to be available to the public or to be in the recipient's possession merely because it:

a.	includes information that falls within an area of general knowledge available to the public or to the recipient (i.e., it does not include the specific information provided by the other party); or

b.

can be reconstructed in hindsight from a combination of information from multiple sources that are available to the public or to the recipient, if not one of those sources actually taught or suggested the entire combination, together with its meaning and importance.

12.4

Each party's obligation of confidence hereunder shall be fulfilled by using the same degree of care with the other party's Confidential Information as it uses to protect its own Confidential Information and at least a reasonable degree of care. This obligation shall exist while this Agreement is in force and for a period of three (3) years thereafter.

ARTICLE 13 - PATENTS AND INVENTIONS

13.1

The LICENSEE shall file, prosecute and maintain the Patent Rights for the Licensed Subject Matter and file, with approval of the UM, any new patent applications related to the Licensed Subject Matter, such approval not to be unreasonably withheld. LICENSEE, in consultation with UM, shall determine in which jurisdictions to pursue patent applications. In the event that LICENSEE elects not to support a patent application or to continue prosecution in any jurisdiction, UM may, at its sole discretion, " file such patent or continue such prosecution in that country at its own expense. In such a case, LICENSEE shall not have any rights to, or in, any patents arising from such applications in that jurisdiction.

13.2

LICENSEE shall undertake to keep UM reasonably advised of the progress of prosecution and actions LICENSEE proposes to take or has taken in connection with the prosecution or maintenance of Patent Rights.

13.3

LICENSEE will pay all costs (patent preparation, filing, prosecution and maintenance costs) pertaining to Patent Rights (with reference to Exhibit 1) during the term of this Agreement. LICENSEE shall select the patent lawyer.

Sanomune Inc.	Page I I	121212005

ARTICLE 14 - REPRESENTATION AND WARRANTIES

14.1	The UM represents and warrants it has not knowingly granted licenses to the Licensed Subject Matter to any other entity that would restrict rights granted to LICENSEE except as stated herein.

14.2

LICENSEE understands and acknowledges that UM, by this Agreement, makes no representation as to the operability or fitness or any use, safety, efficacy, ability to obtain regulatory approval, patentability, and/or breadth of the Licensed Subject Matter. UM by this Agreement, also makes no representation as to whether there are any patents now held, or which will be held, by others or by UM in the Licensed Field, nor does UM make any representation that the inventions contained in Patent Rights do not infringe any other patents now held or that will be held by others or by UM.

14.3

LICENSEE, by execution hereof, acknowledges, covenants and agrees that it has not been induced in any way by UM, or its employees to enter into this Agreement, and further warrants and represents that (a) it has conducted sufficient due diligence with respect to all items and issues pertaining to this Article 14 and all other matters pertaining to this Agreement; and (b) LICENSEE has adequate knowledge and expertise, or has utilized knowledgeable and expert consultants, to adequately conduct the due diligence, and agrees to accept all risks inherent herein.

ARTICLE 15 - GENERAL

15.1

This Agreement constitutes the entire and only agreement between the parties for Licensed Subject Matter and all other prior negotiations, representations, agreements, and understandings are hereby superseded. No agreements altering or supplementing these terms may be made except by a written document signed by both parties.

15.2	Any payments required by this Agreement must be payable to The University of Manitoba and sent to:

The University of Manitoba
Room 202 Administration Building
Winnipeg, Manitoba, R3T 2N2
Fax number (204) 261-1318
Attention: Vice President Administration

Sanomune Inc.	Page 12	l '2/2/2005

15.3

Any notice required by this Agreement must be given by email or facsimile transmission confirmed by personal delivery (including delivery by reputable messenger services such as Federal Express) or by prepaid, first class, certified mail, return receipt requested, addressed in the case of UM to:

The University of Manitoba
Room 202 Administration Building
Winnipeg, Manitoba, R3T 2N2
Fax number (204) 261-1318
Attention: Vice President Administration With

a copy to:

The University of Manitoba Technology Transfer Office Room
631 Drake Centre
181 Freedman Crescent
Winnipeg, Manitoba, R3T 5N4
Fax number (204) 261-3475

or in the case of LICENSEE to:

Sanomune Inc.
7-1250 Waverley Street
Winnipeg, Manitoba R3T 6C6
Attention Rick Pauls, Managing Director
Email: rpauls@centrestoneventures.com
Telephone (204) 477 7590
Fax: (204) 453 1293

or other addresses as may be given from time to time under the terms of this notice provision.

15.4	LICENSEE must comply with all applicable international,· national, state and local laws and regulations in connection with its activities pursuant to this Agreement.

15.5

This Agreement will be construed and enforced in accordance with the laws of Canada and the laws of the Province of Manitoba applicable therein, without regard to any choice or conflict of laws, rule or principle that would result in the application of the laws of any other jurisdiction and the parties hereto irrevocably attorn to the jurisdiction of the courts thereof.

15.6	Failure of UM to enforce a right under this Agreement will not act as a waiver of that right or the ability to later assert that right relative to the particular situation involved.

Sanomune Inc.	Page 13	1212/2005

15.7	Headings are included herein for convenience only and shall not be used to construe this Agreement.

15.8	If any part of this Agreement is for any reason found to be unenforceable, all other parts nevertheless remain enforceable.

15.9

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, without limitation, fire, floods, earthquakes, natural disasters, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this AGREEMENT.

University of Manitoba	Sanomune Inc.

Per: ______________________	Per ______________________
Authorized Signatory
Name: Deborah McCallum	Name Rick Pauls
Vice President (Administration)	Managing Director
Date: December 14, 2005	Date: December 9, 2005

I have read and understood to the terms of this agreement:

______________________	______________________
Dr. Istvan Berczi	Dr. Eva Nagy
Date December 9, 2005	Date December 9, 2005
______________________
Name: Dr. Edris Sabbadini
Date November 28, 2005

EXHIBIT 1

PATENT RIGHTS

The invention "Therapeutic uses of glandular kallikrein" (US2003/0216306 A1 (or USSN 10/163697); and CA2349748A1), invented by Edris Sabbadini, Eva Nagy and Istvan Berczi.

EXHIBIT 2

ROYALTY REPORT

Period: _/_/_ through _/_/_

LICENSEE: ________________________ Agreement #: UTSW
Patent(s) License.

If license covers several product lines, please prepare a separate report for each product line. Then combine all product lines into a summary report.

Report Type:

_Single Product Line Report:

_____________________
(Product Name) _

Multi-Product Summary Report (Page 1 of ___ pages)

Country	Quantity Produced	Gross Sales ($)	*Less Allowances	Net Sales ($)	Royalty Rate	Conversion Rate (if applicable)	Royalties Due this period (CDN$)
USA
Canada
Japan
Other:

Sanomune Inc.	Page 15	12/2/2005

Sublicensees:

Subtotal: _______ Less Advanced Royalty Balance (if any): TOTAL ROYALTIES DUE THIS PERIOD: ______

* Please indicate in the following space the specific types of deductions and the corresponding amounts used to calculate Allowances:

Prepared
by: Name: ______________________	Title: _________________________
Date: ________________________

Mail completed report and royalty payment (make checks payable to: University of Manitoba) to:

The University of Manitoba, Technology Transfer Office, 631 Drake Centre, Winnipeg, Manitoba, R3T 5V4. ATTN: Executive Director

Sanomune Inc.	Page 16	12/2/2005